UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-39918

Perpetua Resources Corp.

(Translation of registrant's name into English)

405 S. 8th Street, Ste 201

Boise, Idaho 83702

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                        Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Notice of Meeting and Management Information Proxy Circular for Annual Meeting of Shareholders to be held on April 16, 2021
99.2	Form of Proxy
99.3	Notice-And-Access Notification to Shareholders for the Annual General Meeting of Shareholders on April 16, 2021 (the “Meeting”)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERPETUA RESOURCES CORP.

Date: March 9, 2021
	By:	/s/ Darren Morgans
	Name:	Darren Morgans
	Title:	Chief Financial Officer

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